Document Security Systems, Inc.

28 East Main Street, Suite 1525

Rochester, NY 14614

February 13, 2013

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Edwin Kim, Attorney-Advisor

Re:	Document Security Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 15, 2013
File No. 333-185134

Ladies and Gentleman:

We hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment No. 2”) to Document Security Systems, Inc.’s (the “Company”) Registration Statement on Form S-4 (File No. 333-185134), initially filed with the Commission on November 26, 2012, and amended on January 15, 2013 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated February 8, 2013 from Maryse Mills-Apenteng, Special Counsel of the Division of Corporation Finance. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment No. 2. Page numbers referred to in the responses below reference the applicable pages of the Amendment No. 2.

General

1.	We are in receipt of your request for confidential treatment for portions of Exhibit 10.72 submitted in a separate application pursuant to Securities Act Rule 406. We will respond your request for confidential treatment under separate cover. Please be advised that all comments relating to your confidential treatment request must be resolved prior to effectiveness of your registration statement on Form S-4.

Response: We note the Staff’s response and will address any comments prior to effectiveness of the Registration Statement.

Securities and Exchange Commission

February 13, 2013

2.	We note your responses to prior comments 3, 4 and 5 of our prior letter. It is our understanding that the total number of Document Security Systems, Inc. (“DSS”) common stock to be issued as part of this registration statement will be up to 27,350,000 shares consisting of the following:

•	up to 17,250,000 DSS common stock shares exchanged for Lexington common and preferred stock;
•	7,100,000 DSS common stock shares held in escrow; and
•	up to 3,000,000 DSS common stock shares issued if Lexington’s cash balance exceeds $7.5 million.

In addition, it appears that you seek to register:

•	2,000,000 DSS options and 2,000,000 shares of DSS common stock underlying those options;
•	4,859,894 warrants with an exercise price of $4.80 per share and the 4,859,894 shares of DSS common stock underlying the warrants; and
•	additional DSS convertible preferred stock or warrants with an exercise price for $.02 per share if any Lexington preferred stockholder will become a 9.99% or more beneficial owner of DSS common stock as a result of this merger.

To the extent this summary accurately reflects your transaction, please revise your prospectus cover page, questions and answers, and summary term sheet to make this clear in narrative or tabular form. Alternatively, please provide further clarification.

Response: In response to the Staff’s comment, we have revised the prospectus cover page, questions and answers and summary term sheet to more clearly describe the securities that may be issued in the merger based on certain assumptions. Please see the prospectus cover page and pages 3 and 16 of Amendment No. 2.

Prospectus Cover Page

3.	We note the illustrative examples on pages 1-3, 15-16, and 65-66 demonstrating the mechanics of how an individual stockholder may be affected by the various exchange ratios; however, this presentation, while useful, is too dense for inclusion on the prospectus cover page. Please substantially revise your prospectus cover page to limit the information to the key features of the transaction. Please note that you may include, as appropriate, cross-references to sections within your prospectus that contain more detailed explanations. In this regard, we note that your revised disclosures on pages 1-3 and 15-16 should also include specific cross-references to more detailed disclosure regarding how the number of securities to be issued for each Lexington security holder will be determined. In addition, please replace the repeated generic statement “as described in this proxy statement/prospectus” with cross-references to specific sections or pages where this information is available.

Response: In response to the Staff’s comment, we have removed the illustrations from the prospectus cover page and limited such disclosure to the key features of the transaction. In addition, we have included specific cross-references to more detailed disclosure within the proxy statement/prospectus.

Securities and Exchange Commission

February 13, 2013

DSS Proposal No. 3: Approval of an Amendment to DSS’s Amended and Restated Certificate of Incorporation to Implement a Staggered Board of Directors, page 104

4.	We note your response to prior comment 8 regarding the identity of your prospective board. Please revise to disclose the names of the directors that will be appointed, if known, should the merger be approved and the staggered board proposal rejected.

Response: If DSS’s stockholders do not approve the Staggered Board Proposal, then the board of directors of DSS following the Merger shall initially consist of eight (8) directors: Robert B. Fagenson, Ira A. Greenstein, Robert B. Bzdick and David Klein, all of whom are currently members of the DSS board of directors, and Jeffrey Ronaldi, Peter Hardigan, Warren Hurwitz and Jonathon Perrelli, all of whom are designees of Lexington, provided that, prior to closing DSS and Lexington will jointly designate a ninth person to be nominated for a position on the board of directors of DSS following the Effective Time. It is anticipated that such ninth person will be Richard M. Cohen. We have added such disclosure to page 104 of Amendment No. 2.

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Securities and Exchange Commission

February 13, 2013

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at (585) 325-3610 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Robert B. Bzdick
By: Robert B. Bzdick
Title: Chief Executive Officer

cc:	Securities and Exchange Commission
Barbara C. Jacobs, Assistant Director
Maryse Mills-Apenteng, Special Counsel

Document Security Systems, Inc.
Philip Jones, Chief Financial Officer

Troutman Sanders
Joseph Walsh, Esq.

Mintz Levin
Jeffrey Schultz, Esq.